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                                                                    EXHIBIT 99.1


[ELRON LOGO]

                             -FOR IMMEDIATE RELEASE-

           ELRON'S ANNUAL GENERAL MEETING OF SHAREHOLDERS WILL BE HELD
                                ON MAY 30, 2004


Tel Aviv, April 28, 2004- Elron Electronic Industries Ltd. (NASDAQ:ELRN) will hold its Annual General Meeting of Shareholders at 3:00 p.m., Israel time, on Sunday, May 30, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

The following issues will be brought before the shareholders:

(1) to elect nine (9) directors to the Board of Directors of the Company, in addition to the external directors of the Company, as defined under the Companies Law, 1999 (the "Companies Law");

(2)  to approve the compensation of the directors of the Company as a group;

(3) to approve the terms of employment of a Director of Business Development who may be deemed to be a "Controlling Person" as defined under the Companies Law; and

(4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003.

Shareholders on record at the close of business on April 29, 2004 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to deliver a detailed notice and proxy statement to the shareholders on or about April 30, 2004.


Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, software, information technology, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.